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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Grupo TMM, S.A.
(Name of Issuer)
Series A Shares, without par value
(Title of Class of Securities)
40051D105
(CUSIP Number)
Emma Garcia
Reforma No. 610
Col. Lomas de Chapultepec
Mexico, D.F. 11000
(525-55) 623-06-10

with copies to:
W. Scott Wallace, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5587
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 19, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	40051D105	Page	2	of	8

1	NAMES OF REPORTING PERSONS: José F. Serrano Segovia

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United Mexican States

	7	SOLE VOTING POWER:

NUMBER OF		10,416,123

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,298,414

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,416,123

WITH	10	SHARED DISPOSITIVE POWER:

		4,298,414

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	14,714,537

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	25.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	40051D105	Page	3	of	8

1	NAMES OF REPORTING PERSONS: Ramón Serrano Segovia

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United Mexican States

	7	SOLE VOTING POWER:

NUMBER OF		7,475,464

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,298,414

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,475,464

WITH	10	SHARED DISPOSITIVE POWER:

		4,298,414

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,773,878

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	20.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	40051D105	Page	4	of	8

1	NAMES OF REPORTING PERSONS: Servicios Directivos Servia, S.A. de C.V.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United Mexican States

	7	SOLE VOTING POWER:

NUMBER OF		4,297,914

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,297,914

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,297,914

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	40051D105	Page	5	of	8

1	NAMES OF REPORTING PERSONS: Promotora Servia, S.A. de C.V.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United Mexican States

	7	SOLE VOTING POWER:

NUMBER OF		4,298,414

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,298,414

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,298,414

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

     This Amendment No. 2 (this “Second Amendment”) supplements the statement on Schedule 13D originally filed in paper format on May 28, 2002, as amended by Amendment No. 1 to Schedule 13D filed on December 29, 2005, by Jose F. Serrano Segovia, Ramon Serrano Segovia, Teresa Serrano Segovia, Promotora Servia, S.A. de C.V., a Mexican corporation (“Promotora”), and Servicios Directivos Servia, S.A. de C.V., a Mexican corporation (“Servicios”), relating to the Series A Shares, without par value (the “Series A Shares”), of Grupo TMM, S.A. (formerly Grupo Servia, S.A. de C.V.), a fixed capital corporation (sociedad anonima) incorporated under Mexican law (the “Issuer”). Teresa Serrano Segovia is no longer a member of the group with the other Reporting Persons within the meaning of Section 13(d)(3) of the Securities Act of 1933 (the “Act”). This Second Amendment is filed by Jose F. Serrano Segovia, Ramon Serrano Segovia, Promotora, and Servicios (collectively, the “Reporting Persons”) to disclose potential litigation with respect to the shares owned by the Reporting Persons. Except as set forth below, all previous Items are unchanged.
ITEM 2. Identity and Background
     Item 2(a) shall be supplemented as follows:
     This Second Amendment is filed jointly by the Reporting Persons. As of January, 2005, Teresa Serrano Segovia, who was previously a member of a group with respect to the Series A Shares of the Issuer owned by the Reporting Persons, is no longer acting as a group with the Reporting Persons within the meaning of Section 13(d)(3) of the Act.
Item 5. Interest in Securities of the Issuer
     Item 5 shall be supplemented as follows:
     On June 9, 2006, Argyll Equities, LLC (“Argyll”) filed Plaintiff’s Original Petition for Declaratory Judgment against Servicios relating to the pledged ADSs reported herein in the County Court of Law in Kendall County, Texas. On June 19, 2006, Servicios filed an Original Answer, Counterclaims, and Application for Temporary Restraining Order and Injunctive Relief (the Counterclaims”) against Argyll in the same court relating to the pledged ADSs reported herein. In the Counterclaims, Servicios asserts several causes of action relating to Argyll’s calculations of the loan repayments and failure to maintain the safe custody of the collateral and for expedited discovery. On June 19, 2006, the Honorable Judge Bill R. Palmer, presiding over such court, ruled in favor of Servicios granting expedited discovery and a Temporary Restraining Order against Argyll, as attached in Exhibit 99.26 hereto which is incorporated by reference herein. Argyll’s counsel repeatedly stated to the court that Argyll intends to fully perform its contractual obligations to Servicios.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     This Item 6 shall be supplemented as follows:
     As of June 26, 2006, an aggregate of 20,794,515 Series A Shares (including Series A Shares that may be represented by ADSs) owned by the Reporting Persons were pledged for the benefit of their creditors pursuant to certain of the pledge agreements attached as exhibits hereto, including but not limited to the pledge agreements attached hereto as Exhibits 99.27 and 99.28, which are incorporated by reference herein.
Item 7. Material to be Filed as Exhibits
     Item 7 shall be supplemented as follows:
Exhibit 99.26      Temporary Restraining Order, dated June 19, 2006.
Exhibit 99.27      Securities Pledge Agreement, dated June 21, 2006 by and between Servicios Directivos Servia, S.A. de C.V. and Banco Invex, S.A., Institucion de Banca Multiple, Invex Grupo Financiero.
Exhibit 99.28      Amendment to Securities Pledge Agreement, dated May 15, 2006 by and between Jose F. Serrano Segovia and Ixe Banco, S.A., Institucion de Banca Multiple, Ixe Grupo Financiero.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 28, 2006

/s/ José F. Serrano Segovia

José F. Serrano Segovia

/s/ Ramón Serrano Segovia

Ramón Serrano Segovia

/s/ Teresa Serrano Segovia

Teresa Serrano Segovia

PROMOTORA SERVIA, S.A. DE C.V.

By:	/s/ Javier Segovia Serrano

Name: Javier Segovia Serrano Title: Legal Representative

SERVICIOS DIRECTIVOS SERVIA, S.A. DE C.V.

By:	/s/ Javier Segovia Serrano

Name: Javier Segovia Serrano Title: Legal Representative

EXHIBIT INDEX
Exhibit 99.26      Temporary Restraining Order, dated June 19, 2006.
Exhibit 99.27      Securities Pledge Agreement, dated June 21, 2006 by and between Servicios Directivos Servia, S.A. de C.V. and Banco Invex, S.A., Institucion de Banca Multiple, Invex Grupo Financiero.
Exhibit 99.28      Amendment to Securities Pledge Agreement, dated May 15, 2006 by and between Jose F. Serrano Segovia and Ixe Banco, S.A., Institucion de Banca Multiple, Ixe Grupo Financiero.